                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549-1004

--------------------------------------------------------------------------------
                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
--------------------------------------------------------------------------------
(MARK ONE)

      [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

      [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

              FOR THE TRANSITION PERIOD FROM       TO

--------------------------------------------------------------------------------
                          COMMISSION FILE NUMBER 1-1861

      A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:
                   THE CIT GROUP, INC. SAVINGS INCENTIVE PLAN
                                  1 CIT DRIVE
                          LIVINGSTON, NEW JERSEY 07039

      B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:
                                 CIT GROUP INC.
                           1211 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036

THE CIT GROUP, INC.
SAVINGS INCENTIVE PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2001 AND 2000

THE CIT GROUP, INC. SAVINGS INCENTIVE PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
--------------------------------------------------------------------------------

                                                                         PAGE(S)

Report of Independent Accountants                                            1

Financial Statements:
  Statement of Net Assets Available for Plan Benefits
    as of December 31, 2001                                                  2

  Statement of Net Assets Available for Plan Benefits
    as of December 31, 2000                                                  3

  Statement of Changes in Net Assets Available for Plan Benefits
    for the year ended December 31, 2001                                     4

  Notes to Financial Statements                                           5-10

Supplemental Schedule*:
  Schedule of Assets (Held at End of Year) as of
    December 31, 2001                                                       11

* Other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of The CIT Group, Inc. Savings Incentive Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of The CIT Group, Inc. Savings Incentive Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

PricewaterhouseCoopers LLP
Boston, Massachusetts

June 25, 2002

THE CIT GROUP, INC. SAVINGS INCENTIVE PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2001
--------------------------------------------------------------------------------


ASSETS
Investments, at fair value:
   Common/collective trust funds                                    $130,366,314
   Registered investment companies                                    15,119,206
   Common and preferred stocks                                        26,144,150
   U.S. Government obligations                                            61,659
   Corporate debt instruments                                            141,206
   Participant loans receivable                                        5,760,036
                                                                    ------------

      Total Investments                                              177,592,571
                                                                    ------------


Receivables:
   Employer contributions                                                282,717
   Participants' contributions                                           422,250
   Receivable for securities sold (Note 2)                           197,803,116
   Accrued investment income                                              24,180
                                                                    ------------

      Total receivables                                              198,532,263
                                                                    ------------

      Total assets                                                   376,124,834

LIABILITIES
Payable for securities purchased                                         169,776
                                                                    ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                              $375,955,058
                                                                    ============



   The accompanying notes are an integral part of these financial statements.

THE CIT GROUP, INC. SAVINGS INCENTIVE PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2000
--------------------------------------------------------------------------------


                                         NON-PARTICIPANT DIRECTED FUNDS
                                         ------------------------------
                                                        DIVERSIFIED    PARTICIPANT
                                         STABLE ASSET MODERATE GROWTH DIRECTED FUNDS      TOTAL
ASSETS
Cash and cash equivalents                $    108,877   $       --     $       --     $    108,877

Common/collective trust funds              79,391,212          2,671        540,197     79,934,080

Investments in registered
  investment companies                           --       57,936,781     89,208,203    147,144,984

Participant loans receivable                     --             --        5,206,290      5,206,290
                                         ------------   ------------   ------------   ------------
Total Investments                          79,500,089     57,939,452     94,954,690    232,394,231

Plan merger receivable (Note 5)                  --             --      162,446,815    162,446,815

Accrued investment income                       2,631              1          3,312          5,944
                                         ------------   ------------   ------------   ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS   $ 79,502,720   $ 57,939,453   $257,404,817   $394,846,990
                                         ============   ============   ============   ============


   The accompanying notes are an integral part of these financial statements.

THE CIT GROUP, INC. SAVINGS INCENTIVE PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------


ADDITIONS TO NET ASSETS ATTRIBUTED TO
Contributions:
  Employer contributions                                 $  15,241,421
  Participants' contributions                               25,372,862
  Rollover contributions                                     1,696,100
                                                         -------------

  Total contributions                                       42,310,383
                                                         -------------

Investment income (loss):
  Interest income                                              626,608
  Dividend income                                           10,301,475
  Net depreciation in fair value of investments            (29,737,508)
                                                         -------------

  Total investment loss                                    (18,809,425)
                                                         -------------

  Total additions                                           23,500,958

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
  Benefit payments to participants                          42,282,566
  Investment management and administrative expenses            110,324
                                                         -------------

Total deductions                                            42,392,890
                                                         -------------

Net decrease in net assets available for plan benefits     (18,891,932)

NET ASSETS AVAILABLE FOR PLAN BENEFITS
Beginning of year                                          394,846,990
                                                         -------------

End of year                                              $ 375,955,058
                                                         =============


   The accompanying notes are an integral part of these financial statements.

THE CIT GROUP, INC. SAVINGS INCENTIVE PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.       DESCRIPTION OF THE PLAN

         The following description of The CIT Group, Inc. Savings Incentive Plan (the "Plan") provides only general information. Participants should refer to the Plan document, as amended, for a more complete description of the Plan's provisions.

         The Plan is a defined contribution plan covering employees of The CIT Group, Inc. (the "Company"). The Plan was established under the provisions of Section 401(a) of the Internal Revenue Code (the "Code") and is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

         The Plan was amended and restated effective January 1, 2001 to reflect the merger of the Newcourt Credit Group Inc. Savings and Investment Plan ("Newcourt Plan") into the Plan on December 31, 2000.

         The Company was acquired by a subsidiary of Tyco International Ltd. ("Tyco") on June 1, 2001. The CIT Group, Inc. common shares held by the Plan were converted into Tyco common shares in connection with the acquisition. Effective July 16, 2001, the Board of Directors of The CIT Group, Inc. transferred authority over the Plan from the Employee Benefits Committee of The CIT Group, Inc. to the Tyco International
         (US) Inc. Retirement Committee. The Company's name was changed from The CIT Group, Inc. to Tyco Capital Corporation effective September 28, 2001.

         ELIGIBILITY

         Individuals who were participants of the Plan or the Newcourt Plan as of December 31, 2000 continue to be participants of the Plan. Other employees become eligible to participate in the Plan on the first day of their employment by the Company.

         PARTICIPANT CONTRIBUTIONS

         The Plan utilizes an enrollment process whereby newly eligible participants are automatically enrolled to contribute 2% of their Plan compensation, as defined ("Basic Savings Contribution"), unless they communicate an election not to contribute to the Plan.

         Participants may elect to make voluntary pre-tax savings contributions to the Plan in any whole percentage up to 16% of their Plan compensation, as defined. Participant contributions are made through payroll deductions. Contributions are subject to certain limitations.

         Participants may also make rollover contributions from other qualified plans.

         EMPLOYER CONTRIBUTIONS

         The Company matches participant pre-tax contributions, up to a maximum of 5% of their Plan compensation, as defined. Additionally, the Company may elect to make contributions of up to a maximum of 3% of Plan compensation, as defined ("Flexible Retirement Contribution"), for participants who are employed on the last day of the Plan year or who terminate their employment prior to the last day of the Plan year due to death, disability or retirement. Only participants that elected not to participate in the cash balance program of The CIT Group, Inc. Retirement Plan are eligible for the Flexible Retirement Contribution. Participants of the Plan who were participants in the Newcourt Plan as of December 31, 2000 are not eligible for the Flexible Retirement Contribution.

THE CIT GROUP, INC. SAVINGS INCENTIVE PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and Plan earnings (consisting of investment income (loss) net of investment management expenses and administrative expenses, where applicable). Allocations are based on participant earnings or account balances, as defined. A participant is entitled to the benefit that can be provided from the participant's vested account.

         Effective January 1, 2001, participants may direct the investment of their accounts (with the exception of the Company's Flexible Retirement Contribution) into one of several registered investment companies, common/collective trust funds and the Tyco International Ltd. Stock Fund ("Core Funds") or into a participant directed brokerage account that may be used to purchase investment securities of the participant's choice ("Self-Directed Account"). Participants may direct the investment of Flexible Retirement Contributions (and related earnings) only into any of the Core Funds.

         Effective December 11, 2001, in preparation for the transfer of the Plan's assets to Fidelity Management Trust Company ("FMTC") (see Note
         6), the Self-Directed Accounts were closed to additional contributions and/or transfers in. In addition, Self-Directed Account transactions were suspended until the completion of the transfer of the Plan's assets to FMTC.

         VESTING

         Participants are fully vested in their own contributions and rollover contributions (and related earnings thereon).

         A participant's vested interest in matching contributions made by the Company (and related earnings thereon) is based on the participant's years of service as follows:

                YEARS OF SERVICE                           VESTED PERCENTAGE

              Less than 2 years                                    0%
              2 but less than 3 years                             25%
              3 but less than 4 years                             50%
              4 but less than 5 years                             75%
              5 years or more                                    100%

         Participants vest in their Flexible Retirement Contributions (and related earnings thereon) under the following schedule:

                   YEARS OF SERVICE                        VESTED PERCENTAGE

                 Less than 5 years                                 0%
                 5 years or more                                 100%

         Former participants in the Newcourt Plan are fully vested in their account balances which transferred into the Plan from the Newcourt Plan.

         Participants become fully vested in their accounts at age 65, if they die or become disabled prior to age 65, or if the Plan is partially or totally terminated. In addition, the vesting schedules may be accelerated in the event a participant incurs an eligible termination, as defined in the Plan document.

THE CIT GROUP, INC. SAVINGS INCENTIVE PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         FORFEITURES

         In certain cases, forfeited amounts are returned to the participant's account if the Company reemploys the participant, as defined in the Plan document. Any remaining forfeited amounts may be used to pay administrative expenses of the Plan and/or reduce future Company contributions. During 2002, forfeitures of $1,437,779 were used to fund the Company's Flexible Retirement Contribution in its entirety for the 2001 Plan year.

         ADMINISTRATIVE EXPENSES

         The Company may assume expenses incurred in the administration of the Plan, but if the expenses are not paid by the Company, the expenses may be paid by the Plan.

         PARTICIPANT LOANS RECEIVABLE

         Participants may borrow a minimum of $500 up to a maximum of the lesser of 50% of the participant's vested account balance or $50,000, subject to Internal Revenue Service limits. The loans are secured by the participant's account balance and bear interest at the prime rate published in the Wall Street Journal on the last business day of the month prior to the issuance of the loan. Participants must repay their loans through payroll deductions over a period not to exceed five years except for loans used to purchase a primary residence, which may have longer terms. Interest paid on loans is credited to the participant's account. Loans are immediately due and payable upon a participant's termination.

         BENEFIT PAYMENTS

         Participants may elect to receive the vested balance of their account as a lump-sum distribution upon retirement or termination. In certain circumstances, participants may elect to receive their benefits as an annuity.

         PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

         RELATED PARTY TRANSACTIONS

         The Plan invests in a unitized stock fund, Tyco International Ltd. Stock Fund (the "Fund") (formerly The CIT Group, Inc. Stock Fund), which is comprised of a short-term common/collective trust fund component and shares of common stock of Tyco, ultimate parent of the Company. Effective January 1, 2001, this Fund was opened up to all participants as an investment option. Prior to June 1, 2001, the Fund invested in shares of The CIT Group, Inc.; subsequent to June 1, 2001, the Fund invested in shares of Tyco. The unit value of the Fund is recorded and maintained by Mellon Bank, trustee of the Plan. During the year ended December 31, 2001, the Plan purchased units in the Fund in the approximate amount of $6,827,000, sold units in the Fund in the approximate amount of $2,195,000, and had net investment income in the Fund of approximately $2,291,000. The total value of the Plan's investment in the Fund was $8,161,891 at December 31, 2001.

         The Plan has participant loans receivable, which qualify as party-in-interest transactions under ERISA.

THE CIT GROUP, INC. SAVINGS INCENTIVE PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING

         The Plan's financial statements are prepared on the accrual basis of accounting.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

         INVESTMENT VALUATION AND INCOME RECOGNITION

         Investments in common/collective trust funds, registered investment companies, common and preferred stocks, corporate debt instruments, and U.S. government obligations are recorded at fair value based on net asset value or quoted market prices, as appropriate, on the last business day of the Plan year. Cash equivalents are stated at cost plus accrued interest, which approximates fair value. Participant loans receivable are stated at principal outstanding plus accrued interest, which approximates fair value.

         Investment transactions are recorded on the trade date. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Realized and unrealized gains and losses are reported in the accompanying statement of changes in net assets available for plan benefits as net appreciation (depreciation) in the fair value of investments.

         RECEIVABLE FOR SECURITIES SOLD

         On December 31, 2001, Mellon Bank, the trustee and custodian of the Plan's assets, was in the process of preparing for a transfer (effective January 1, 2002) of the Plan's assets to FMTC, successor trustee and custodian of the Plan (see Note 6). In connection with this transfer, $197,803,116 of investments in the Core Funds had been liquidated and a receivable for securities sold was pending clearance at December 31, 2001. This amount subsequently cleared and the related assets were received by FMTC in January 2002.

         CONTRIBUTIONS

         Contributions from participants and from the employer are recorded in the period in which the participant payroll deductions are made.

         PAYMENT OF BENEFITS Benefits are recorded when paid.

         RECLASSIFICATION

         Certain amounts in the prior year statement of net assets available for plan benefits have been reclassified to conform with current year presentation.

THE CIT GROUP, INC. SAVINGS INCENTIVE PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

3.       INVESTMENTS

         The following table presents investments at fair value as of December 31, 2001 and 2000.


                                                                   DECEMBER 31
                                                               2001            2000

CASH AND CASH EQUIVALENTS                                  $       --      $    108,877
                                                           ------------    ------------

COMMON/COLLECTION TRUST FUNDS
  Liquid Reserve Fund Commingled Employee Benefit Trust            --         1,368,868
  Mellon Employee Benefit Temporary Investment Fund             706,517
  SEI Stable Asset Fund                                     129,659,797*     78,565,212*
                                                           ------------    ------------

     Total common/collective trust funds                    130,366,314      79,934,080
                                                           ------------    ------------

REGISTERED INVESTMENT COMPANIES
  SEI Diversified Moderate Growth Fund                             --        57,936,781*
  SEI S&P 500 Index Fund                                           --        30,677,361*
  SEI Large Cap Value Fund                                         --        20,868,680*
  SEI Small Cap Growth Fund                                        --        17,608,458*
  SEI International Equity Fund                                    --         6,747,673
  SEI Large Cap Growth Fund                                        --         5,332,491
  SEI Small Cap Value Fund                                         --         3,251,777
  SEI Diversified U.S. Stock Fund                                  --         1,599,329
  SEI Diversified Global Growth Fund                               --         1,384,927
  SEI Diversified Conservative Income Fund                         --         1,244,767
  SEI Diversified Global Moderate Growth Fund                      --           492,740
  Self directed brokerage accounts                           15,119,206            --
                                                           ------------    ------------

    Total registered investment companies                    15,119,206     147,144,984
                                                           ------------    ------------

COMMON AND PREFERRED STOCKS
  Self directed brokerage accounts                           17,982,259            --
  Tyco International Ltd. Stock Fund                          8,161,891            --
                                                           ------------    ------------

    Total Common and Preferred Stocks                        26,144,150            --
                                                           ------------    ------------

U.S. GOVERNMENT OBLIGATIONS
  Self directed brokerage accounts                               61,659            --
                                                           ------------    ------------

CORPORATE DEBT INSTRUMENTS
  Self directed brokerage accounts                              141,206            --
                                                           ------------    ------------

PARTICIPANT LOANS RECEIVABLE (interest rates of
5.0% to 10.5% and 6.0% to 10.5% at December 31, 2001 and
2000, respectively                                            5,760,036       5,206,290
                                                           ------------    ------------

     Total investments                                     $177,592,571    $232,394,231
                                                           ============    ============


* Represents 5% or more of the net assets available for plan benefits at December 31, 2001 and 2000, respectively.

THE CIT GROUP, INC. SAVINGS INCENTIVE PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         Certain investment funds were in the process of being converted to cash on December 31, 2001 in preparation for transfer of the Plan's assets from Mellon Bank to FMTC (see Note 6).

         During the year ended December 31, 2001, the Plan's investments (including gains and losses on investments during the year) appreciated (depreciated) in fair value as follows:

         Registered investment companies                    $(27,186,701)
         Common and preferred stocks                          (2,586,379)
         U.S. Government obligations                              31,519
         Corporate debt instruments                                4,053
                                                            ------------

            Net depreciation in fair value of investments   $(29,737,508)
                                                            ============

4.       INCOME TAX STATUS

         The Plan obtained its latest determination letter dated March 8, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The plan sponsor believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Code and ERISA. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.       PLAN MERGER RECEIVABLE

         Effective November 15, 1999, the Company acquired Newcourt Credit Group Inc. ("Newcourt"). The employees of Newcourt began participating in the Plan on January 1, 2001. The Company authorized the transfer of the net assets available for plan benefits of Newcourt Credit Group Inc. Savings and Investment Plan totaling $162,446,815 into the Plan effective December 31, 2000.

6.       SUBSEQUENT EVENTS

         Effective January 1, 2002, the Plan was amended, restated and renamed the Tyco International (US) Inc. Retirement Savings and Investment Plan VIII ("RSIP VIII").

         The assets of the Plan were transferred to FMTC, trustee and custodian of RSIP VIII, effective January 1, 2002. Fidelity Investments Institutional Operations Company became recordkeeper of the Plan effective January 1, 2002. The Self-Directed Accounts transferred to FMTC were closed to future contributions, transfers in and purchases of securities within the Self-Directed Accounts. Proceeds from sales of securities within Self-Directed Accounts executed on or after January 1, 2002 must be directed to one or more of the Core Funds.

         RSIP VIII was retroactively amended, restated and renamed CIT Group Inc. Savings Incentive Plan effective January 1, 2002.

         On February 8, 2002, the Company changed its name from Tyco Capital Corporation to CIT Group Inc. Effective March 6, 2002, the Board of Directors of CIT Group Inc. transferred authority over the Plan from the Tyco International (U.S.) Inc. Retirement Committee to the CIT Employee Benefits Committee. Tyco, ultimate parent of the Company, has filed an initial public offering for 100 percent of the outstanding common stock of CIT Group Inc. during 2002. On June 20, 2002, the Company closed the Tyco International Ltd. Stock Fund to new contributions and loan repayments.

THE CIT GROUP, INC. SAVINGS INCENTIVE PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SCHEDULE H, PART IV, ITEM 4I - FORM 5500
DECEMBER 31, 2001                                          SUPPLEMENTAL SCHEDULE
--------------------------------------------------------------------------------


                                                                    CURRENT
DESCRIPTION OF INVESTMENT                                             VALUE
COMMON/COLLECTIVE TRUST FUNDS
  Mellon Employee Benefit Temporary Investment Fund*           $    706,517
  SEI Stable Asset Fund                                         129,659,797
                                                               ------------

   Total common/collective trust funds                          130,366,314
                                                               ------------

REGISTERED INVESTMENT COMPANIES
  Self directed brokerage accounts                               15,119,206
                                                               ------------

COMMON AND PREFERRED STOCKS
  Self directed brokerage accounts                               17,982,259
  Tyco International Ltd.*                                        8,161,891
                                                               ------------

   Total Common and Preferred Stocks                             26,144,150
                                                               ------------

U.S. GOVERNMENT OBLIGATIONS
  Self directed brokerage accounts                                   61,659
                                                               ------------

CORPORATE DEBT INSTRUMENTS
  Self directed brokerage accounts                                  141,206
                                                               ------------

PARTICIPANT LOANS RECEIVABLE (interest rates of 5% to 10.5%)*     5,760,036
                                                               ------------

   Total investments                                           $177,592,571
                                                               ------------


* Party-in-interest.

On December 31, 2001, Mellon Bank, the trustee and custodian of the Plan's assets, was in the process of preparing for a transfer (effective January 1, 2002) of the Plan's assets to FMTC, successor trustee and custodian of the Plan. In connection with this transfer, $197,803,116 of investments in the Core Funds had been liquidated and a receivable for securities sold was pending clearance at December 31, 2001. This amount subsequently cleared and the related assets were received by FMTC in January 2002.

                                   SIGNATURES

   THE PLAN. PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

                                            CIT GROUP INC. SAVINGS
                                             INCENTIVE PLAN

                                            By: Employee Benefits Committee,
                                                Plan Administrator

                                            By: /s/ Susan P. Mitchell
                                               ---------------------------------
                                                Susan P. Mitchell
                                                Executive Vice President-
                                                Human Resources


June 28, 2002



                       CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in Registration Statement No. 333-62496 of Tyco International Ltd. on Form S-8 of our report dated June 25, 2002 relating to the financial statements of The CIT Group, Inc. Savings Incentive Plan as of and for the year ended December 31, 2001 included with this Form 11-K.


PricewaterhouseCoopers LLP
Boston, Massachusetts
June 25, 2002